SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

(Name of Subject Company)
DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 12, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 7,454 units of limited partnership interest (“Units”) of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $290.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between July 26, 2007 and August 30, 2007, or such other date to which the offer may be extended. The offer to purchase Units is being made pursuant to an Offer to Purchase, dated as of July 26, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on July 26, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of July 26, 2007, 37,273 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is DBL Properties Corporation, a New York corporation (the “General Partner”). The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $290.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between July 26, 2007 and August 30, 2007, or such other date to which the offer may be extended. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on July 26, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. The General Partner is an affiliate of Apartment Investment and Management Company (“AIMCO”), a publicly traded real estate investment trust.
     Affiliates of the General Partner receive 5% of gross receipts from the Partnership’s investment property as compensation for providing property management services. The Partnership paid to such affiliates approximately $26,000 for both the three months ended March 31, 2007 and 2006, and approximately $102,000 and $96,000 for the years ended December 31, 2006 and 2005, respectively.
     An affiliate of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $23,000 and $109,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $161,000 and $91,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements included in investment property for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the General Partner of approximately $9,000, $98,000, $115,000 and $34,000, respectively.
     In accordance with the Partnership Agreement, an affiliate of the General Partner made advances to the Partnership to cover operating expenses and hurricane repair costs at the property. The Partnership received advances of approximately $451,000 during the year ended December 31, 2005. The Partnership received advances of approximately $498,000 during the year ended December 31, 2006, of which approximately $330,000 was received during the three months ended March 31, 2006. The Partnership did not receive any advances for the three months ended March 31, 2007. During the three months ended March 31, 2007 the Partnership paid approximately $100,000 of principal and accrued interest on amounts owed to affiliates. Interest on advances is charged at the prime rate plus 2%, or 10.25% at March 31, 2007. Interest expense was approximately $24,000 and $16,000 during the three months ended March 31, 2007 and 2006, respectively, and approximately $88,000 and $15,000 was recognized during the years ended December 31, 2006 and 2005, respectively. At March 31, 2007, the balance owed to an affiliate of the General Partner was approximately $877,000, including accrued interest of approximately $8,000.
     The Partnership insures its property up to certain limits through coverage provided by AIMCO which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $54,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. During the years ended December 31, 2006 and 2005, the Partnership was charged by AIMCO and its affiliates approximately $47,000 and $27,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 18,633 Units in the Partnership representing 49.99% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, Unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 49.99% of the outstanding Units at March 31, 2007, AIMCO and its affiliates are in a position to control all voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.
ITEM 4. SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of August 8, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of August 8, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(2)	Letter to the Unit Holders of the Partnership, dated August 8, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 8, 2007

DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

By:	DBL Properties Corporation, its General Partner

	By:	/s/ Martha Long Senior Vice President